If you elect to step-up the Guaranteed Amount for another step-up period (including if we administer the step-up election for you or if you make a change from a Joint Life to a Single Life option after a death or divorce), a pro-rata deduction of the Rider charge based on the Guaranteed Amount immediately prior to the step-up will be made on the valuation date of the step-up. This deduction covers the cost of the Rider from the time of the previous deduction to the date of the step-up. After a contractowner's step-up, we will deduct the Rider charge for the stepped-up Guaranteed Amount on a quarterly basis, beginning on the valuation date on or next fol- lowing the three-month anniversary of the step-up. At the time of the elected step-up, the Rider percentage charge will change to the current charge in effect at that time (if the current charge has changed), but it will never exceed the guaranteed maximum annual per- centage charge of 1.50% of the Guaranteed Amount. If you never elect to step-up your Guaranteed Amount, your Rider percentage charge will never change, although the amount we deduct will change as the Guaranteed Amount changes. The Rider charge will be discontinued upon the earlier of the annuity commencement date, election of i4LIFE ® Advantage or termination of the Rider. The pro- rata amount of the Rider charge will be deducted upon termination of the Rider or surrender of the contract.

4LATER ® Advantage Charge. Prior to the periodic income commencement date (which is defined as the valuation date the initial regular income payment under i4LIFE ® Advantage is determined), the annual 4LATER ® charge is currently 0.65% of the Income Base. The Income Base (an amount equal to the initial purchase payment or contract value at the time of election), as adjusted, is a value that will be used to calculate the 4LATER ® Guaranteed Income Benefit. The Income Base is increased for subsequent purchase pay- ments, automatic 15% enhancements and resets, and decreased for withdrawals. An amount equal to the quarterly 4LATER ® Rider charge multiplied by the Income Base will be deducted from the subaccounts on every third month anniversary of the later of the 4LATER ® Rider Effective Date or the most recent reset of the Income Base. This deduction will be made in proportion to the value in each subaccount on the valuation date the 4LATER ® Rider charge is assessed. The amount we deduct will increase as the Income Base increases, because the charge is based on the Income Base. As described in more detail below, the only time the Income Base will change is when there are additional purchase payments, withdrawals, automatic enhancements at the end of the 3-year waiting periods or in the event of a Reset to the current Account Value. If you purchase 4LATER ® in the future, the percentage charge will be the charge in effect at the time you elect 4LATER ® .

Upon a reset of the Income Base, a pro-rata deduction of the 4LATER ® Rider charge based on the Income Base immediately prior to the reset will be made on the valuation date of the reset. This deduction covers the cost of the 4LATER ® Rider from the time of the previous deduction to the date of the reset. After the reset, we will deduct the 4LATER ® Rider charge for the reset Income Base on a quarterly basis, beginning on the valuation date on or next following the three-month anniversary of the reset. At the time of the reset, the annual charge will be the current charge in effect for new purchases of 4LATER ® at the time of reset, not to exceed the guaranteed maximum charge of 1.50% of the Income Base. If you never elect to reset your Income Base, your 4LATER ® Rider percentage charge will never change, although the amount we deduct will change as your Income Base changes.

Prior to the periodic income commencement date, a pro-rata amount of the 4LATER ® Rider charge will be deducted upon termination of the 4LATER ® Rider for any reason other than death. On the periodic income commencement date, a pro-rata deduction of the 4LATER ® Rider charge will be made to cover the cost of 4LATER ® since the previous deduction.

i4LIFE ® Advantage Charge. i4LIFE ® Advantage is subject to a charge, computed daily based on the Account Value. The initial Account Value is the contract value on the valuation date i4LIFE ® Advantage is effective (or initial purchase payment if i4LIFE ® Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value equals the total value of all accumulation units plus interest credited on the fixed account, and will be reduced by regular income payments and Guaranteed Income Benefit payments made as well as any withdrawals taken. The annual rate of the i4LIFE ® Advantage charge is:

	Signature 1	Signature 2
* Account Value Death Benefit	1.65%	2.00%
* Guarantee of Principal Death
Benefit	1.70%	2.05%
* Enhanced Guaranteed Minimum
Death Benefit (EGMDB)	1.95%	2.30%

This charge consists of a mortality and expense risk and administrative charge (charges for the Guaranteed Income Benefit are not included and are listed below). If i4LIFE ® Advantage is elected at issue of the contract, i4LIFE ® Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE ® Advantage and the charge will begin on the periodic income commencement date which is the valuation date on which the regular income payment is determined and the beginning of the Access Period. Refer to the i4LIFE ® Advantage section for explanations of the Access Period, Account Value and Periodic Income Commencement Date. After the Access Period ends, the charge will be the percentage charge for the i4LIFE ® Advantage Account Value death benefit. If you dropped Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE ® Advantage with Guaranteed Income Benefit (version 4), the charges that you will pay will be different. See the i4LIFE ® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

i4LIFE ® Advantage with Guaranteed Income Benefit Charge. The i4LIFE ® Advantage Guaranteed Income Benefit (version 4) charge is subject to a current annual charge of 0.65% (0.85% for joint life option) of the Account Value, which is added to the i4LIFE ® Advan- tage charge for a total current percentage charge of the Account Value, computed daily as follows:

20